VIA EDGAR

November 8, 2010

Mr. James Lopez

Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

RE:	Biomet, Inc.

Bioelectron, Inc.

Biomet 3i, LLC

Biomet Biologics, LLC

Biomet Europe Ltd.

Biomet Fair Lawn, LLC

Biomet International Ltd.

Biomet Leasing, Inc.

Biomet Manufacturing Corporation

Biomet Microfixation, LLC

Biomet Orthopedics, LLC

Biomet Sports Medicine, LLC

Cross Medical Products, LLC

EBI Holdings, LLC

EBI, LLC

EBI Medical Systems, LLC

Electro-Biology, LLC

Biomet Florida Services, LLC

Implant Innovations Holdings, LLC

Interpore Cross International, LLC

Interpore Spine Ltd.

Kirschner Medical Corporation (collectively, the “Registrants”)

Post-Effective Amendment No. 5 to Form S-1

Filed September 15, 2010

File No. 333-150655

Dear Mr. Lopez,

Biomet, Inc. (referred to herein as the “Company”, “we”, or “our”) hereby makes application for itself and on behalf each of the other Registrants (each a direct or indirect wholly-owned subsidiary of the Company), pursuant to paragraph (a) of Rule 477 under the Securities Act of 1933, as amended, to withdraw Post-Effective Amendment No. 5 to Form S-1 (File No. 333-150655) (the “Post-Effective

Mailing Address:	Shipping Address:
P.O. Box 587	56 East Bell Drive
Warsaw, IN 46581-0587	Warsaw, IN 46582
Toll Free: 800.348.9500
Office: 574.267.6639
Main Fax: 574.267.8137
www.biomet.com

Amendment”), filed by the Registrants with the Securities and Exchange Commission (the “Commission”) on September 15, 2010.

The Company caused its subsidiaries Biomet Holdings Ltd. and Biomet Travel, Inc. to be dissolved on August 30, 2010 and June 16, 2010, respectively, and had inadvertently filed the Post-Effective Amendment under such Registrants’ EDGAR filing codes.

The Post Effective Amendment has not been declared effective and the Company confirms that no securities have been or will be sold under the Post-Effective Amendment.

It is our understanding that this application for withdrawal of the amendment will be deemed granted as of the date that it is filed with the Securities and Exchange Commission (the “Commission”) unless, within fifteen days after such date, the Company receives notice from the Commission that this application will not be granted.

If you have any questions regarding this application, please contact me at (574) 371-3026.

Sincerely,

/s/ Jody S. Gale

Jody S. Gale

Vice President and Associate General Counsel